Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-3) and related Prospectus of United Maritime Corporation for the registration of common shares,  preferred stock purchase rights, preferred shares, debt securities, warrants, purchase contracts, rights, depositary shares and units and to the incorporation by reference therein of our report dated April 4, 2023, with respect to the carve-out financial statements of United Maritime Predecessor included in the Annual Report (Form 20-F) of United Maritime Corporation for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

July 3, 2023